Exhibit 99.1
TRANSACTIONS

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 26, 2016.  All such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Per Share Cost	Security
Pelham Long/Short Master Fund Ltd	01/25/2016	Buy	1,000,000	$20.1091	Common Stock